DISTRIBUTION AND SERVICE PLAN

The following Distribution and Service Plan (the “Plan”) has been adopted pursuant to Rule l2b-l under the Investment Company Act of 1940, as amended (the “1940 Act”), by RevenueShares ETF Trust (the “Trust”), separately for each Series of the Trust identified on Schedule I as amended from time to time (the “Series”), which Trust and Series may do business under these or such other names as the Board of Trustees of the Trust may designate from time to time. The Plan has been approved by a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related thereto (“non-interested Trustees”), cast in person at a meeting called for the purpose of voting on such Plan. Such approval by the Trustees included a determination that in the exercise of reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit each such Series and its respective shareholders.

The Trust is a statutory trust organized under the laws of the State of Delaware, is authorized to issue different series of securities and is an open-end management investment company registered under the 1940 Act. OppenheimerFunds Distributor, Inc. (the “Distributor”) is the principal underwriter for the Series’ shares pursuant to the Underwriting Agreement between the Distributor and the Trust on behalf of each Series (“Distribution Agreement”).

The Plan provides that:

l.       The Trust shall pay to the Distributor, out of the assets of a particular Series, a monthly fee not to exceed the fee rate set forth on Schedule I for such Series as may be determined by the Trust’s Board of Trustees from time to time.

2.       The Distributor shall use the monies paid to it pursuant to paragraph l above to finance any activity primarily intended to result in the sale of Creation Units of each Fund or the provision of investor services, including but not limited to (i) delivering copies of the Trust’s then-current prospectus to prospective purchasers of such Creation Units; (ii) marketing and promotional services including advertising; (iii) facilitating communications with beneficial owners of shares of the Fund; and (iv) such other services and obligations as are set forth in the Distribution Agreement.

3.       The Distributor shall report to the Trust at least monthly on the amount and the use of the monies paid to it under the Plan and shall furnish the Board of Trustees of the Trust with such other information as the Board may reasonably request in connection with the payments made under the Plan and the use thereof by the Distributor in order to enable the Board to make an informed determination of the amount of the Trust’s payments with respect to each Series and whether the Plan should be continued with respect to each Series.

4.       The officers of the Trust shall furnish to the Board of Trustees of the Trust, for their review, on a quarterly basis, a written report of the amounts expended under the Plan with respect to each Series and the purposes for which such expenditures were made.

5.       This Plan shall take effect with respect to the shares of a particular Series as of the effective date set forth on Schedule I (the “Commencement Date”); thereafter, the Plan shall continue in effect with respect to the shares of a particular Series for a period of more than one year from the Commencement Date only so long as such continuance is specifically approved at least annually by a vote of the Board of Trustees of the Trust, and of the non-interested Trustees, cast in person at a meeting called for the purpose of voting on such Plan.

6. (a) The Plan may be terminated as to the shares of any particular Series at any time by vote of a majority of the non-interested Trustees or by vote of a majority of the outstanding voting securities of such Series.

(b)       The Plan may not be amended as to the shares of any particular Series to increase materially the amount to be spent for distribution pursuant to paragraph l hereof without approval by the shareholders of such Series.

7.       All material amendments to this Plan shall be approved by the non-interested Trustees in the manner described in paragraph 5 above.

8.       So long as the Plan is in effect, the selection and nomination of the Trust’s non-interested Trustees shall be committed to the discretion of such non-interested Trustees.

9.       The definitions contained in Sections 2(a)(19) and 2(a)(42) of the 1940 Act shall govern the meaning of “interested person(s)” and “vote of a majority of the outstanding voting securities,” respectively, for the purposes of this Plan.

This Plan shall take effect on the Commencement Date, as previously defined.

Adopted: October 12, 2007

Amended: December 2, 2015

Amended and Restated

Schedule I

Series	Fee Rate	Commencement Date

Oppenheimer Large Cap Revenue ETF	0.25%	October 12, 2007
Oppenheimer Mid Cap Revenue ETF	0.25%	October 12, 2007
Oppenheimer Small Cap Revenue ETF	0.25%	October 12, 2007
Oppenheimer Consumer Discretionary Sector Revenue ETF	0.25%	November 18, 2015
Oppenheimer Consumer Staples Sector Revenue ETF	0.25%	November 18, 2015
Oppenheimer Energy Sector Revenue ETF	0.25%	November 18, 2015
Oppenheimer Financials Sector Revenue ETF	0.25%	June 20, 2008
Oppenheimer Health Care Sector Revenue ETF	0.25%	November 18, 2015
Oppenheimer Industrials Sector Revenue ETF	0.25%	November 18, 2015
Oppenheimer Information Technology Sector Revenue ETF	0.25%	November 18, 2015
Oppenheimer Materials Sector Revenue ETF	0.25%	November 18, 2015
Oppenheimer Utilities Sector Revenue ETF	0.25%	November 18, 2015
Oppenheimer ADR Revenue ETF	0.25%	June 20, 2008
Oppenheimer Navellier Overall A-100 Revenue ETF	0.25%	June 20, 2008
Oppenheimer Ultra Dividend Revenue ETF	0.25%	May 23, 2013
Oppenheimer Emerging Market Revenue ETF	0.25%	November 18, 2015
Oppenheimer Global Growth Revenue ETF	0.25%	November 18, 2014
Oppenheimer ESG Revenue ETF	0.25%	October 21, 2016
Oppenheimer Global ESG Revenue ETF	0.25%	October 21, 2016

Effective Date: October 21, 2016